M-real Corporation Stock Exchange Bulletin 9.8.2006 at 3.30 p.m.

082-03696

EUROPEAN COMMISSION CLOSED THEIR FINE PAPER INVESTIGATION

M-real Corporation was today informed that the European Commission competition authorities have closed their investigation in relation to fine paper. Investigation started in 2004.

Investigation related to magazine paper is still ongoing.

SUPPL

M-REAL CORPORATION

Corporate Communications

For further information please contact Nina Kuulusa, General Counsel, tel. +358 10 469 4322 or +358 50 598 8805


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